                                                Filed Pursuant to Rule: 424B(3)
                                                Registration No: 333-65186


                     MAGNUM SPORTS & ENTERTAINMENT, INC.
                        7,069,380 Shares of Common Stock


         This prospectus covers the resale of 7,069,380 shares of Magnum's common stock by the selling stockholders named in this prospectus of which 4,259,501 shares of common stock are issuable upon exercise of currently exercisable warrants to purchase shares of Magnum's common stock held by the selling stockholders. See "Selling Stockholders". Magnum will not receive any proceeds from the sale of any of the 7,069,380 shares by the selling stockholders, except with respect to those shares that are acquired in connection with the exercise of warrants by any selling stockholders, requiring the payment of the exercise price of the warrants by the holder to Magnum in order to receive the shares underlying the warrants. See "Selling Stockholders" and "Plan of Distribution."

         SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF INVESTMENT RISK FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK OFFERED AND SOLD BY THIS PROSPECTUS.

         Our common stock is traded on The Nasdaq SmallCap Market System under the symbol "MAGZ." On July 13, 2001, the last reported sale price of the common stock was $0.70.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                  July 26, 2001


         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                                TABLE OF CONTENTS

Risk Factors..............................................................2
Information About Magnum..................................................8
Use of Proceeds..........................................................13
Selling Stockholders.....................................................13
Plan of Distribution.....................................................17
Legal Matters............................................................18
Experts..................................................................18
Forward-Looking Statements...............................................19
Where You Can find More Information......................................19




                                  RISK FACTORS

         Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

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WE HAVE ALWAYS HAD OPERATING LOSSES

         We have always had operating losses. We have never been profitable. We incurred operating losses of $12,749,197 and $10,522,533 for the years ended December 31, 2000 and December 31, 1999, respectively. As of March 31, 2001, we had an accumulated deficit of $35,539,754. For the three month period ending March 31, 2001, we had net continuing operations losses of $1,912,218.

         We will continue to incur losses until we are able to make one or more acquisitions of profitable companies. We presently have very little operating revenues. We do not expect to be able to generate significant operating revenues until we are able to complete the acquisition of Ford Models, Inc. However, we cannot offer any assurances that we will be able to complete the purchase of Ford Models. The completion of the acquisition of Ford Models, Inc. is subject to Magnum's entering to into a purchase agreement for this acquisition, Magnum procuring the necessary financing to complete the purchase, obtaining stockholder approval and possibly other regulatory approvals and consents. See "Our Future Success is Dependent in Part on Our Ability to Make Acquisitions " and "If We Are Unable to Obtain Significant Capital, We will Not Be Able to Acquire Companies". We anticipate that we will be incurring losses in the foreseeable future and included in such losses are general administrative expenses, management salaries and consulting fees and rental expenses. We have implemented expense reduction initiates principally through the elimination of several non-profitable businesses that were in existence at the time that Messrs. Robert Gutkowski and Charles Koppelman assumed their positions as Chief Executive Officer and Chairman of Magnum, respectively in June 2000. However, prior to the time as Magnum achieves profitability, we will be required to rely on equity, debt or other sources of financing in addition to our revenues from our existing operations. Our limited operating history makes it difficult to predict accurately our future operating results and we cannot provide any assurance that any of our business strategies will be successful or that we will be profitable in any future quarter or period. We believe that we have sufficient funds to operate the business through the end of November 2001. We have taken several steps to reduce expenses including the shutting down of our office in Fort Lee, New Jersey effective July 1, 2001 and the termination of the two employees operating this office, and the deferral of 50% of salaries of several members of senior management of Magnum, including its Chief Executive Officer, Robert Gutkowski, since May 31, 2001. In addition, we are actively seeking to sell our internet boxing content website, www.houseofboxing.com to further reduce our expenses. See "Our Other Current Businesses Are Not Currently Profitable". We have also received revenues from our sports agency business involved in representing professional football players as well as marketing income aggregating $115,000 in June 2001 and we reasonably expect to receive additional revenues from this sports agency business during the months of July through October 2001 in excess of $150,000. If we are unable to raise additional funds for our operations, we will have to curtail our operations before the end of 2001.

GOING CONCERN CONSIDERATION

         At December 31, 2001, our independent auditors' report as prepared by Friedman Alpren & Green LLP and dated March 9, 2001, which appears in the related Form 10-KSB, includes an explanatory paragraph relating to substantial doubt as to our ability to continue as a going concern due to our significant loss from operations in fiscal 2000 and our working capital and stockholders' deficiencies. Our unaudited financial statements for the three months ended March 31, 2001 showed a loss from continuing operations of $1,912,218, and we cannot assure our stockholders and investors that we will achieve profitability or continue our operations.

OUR RECENTLY COMMENCED MAGNUM PRODUCTIONS HAS A SHORT OPERATING HISTORY


       We have just started in February 2001 a new division called Magnum Productions. This business is at its beginning stage in the television/cable/film production business and there can be no assurance that we will be able to operate this business successfully. We currently intend to focus on opportunities to create entertainment programming in the areas of sports, music and fashion-oriented programming. We do not presently have the money available to produce television, cable or film productions and there can be no assurance that we can obtain financing necessary in the future for the production of this kind of programming. If we are able to buy Ford Models, we also will seek to use models represented by Ford Models in entertainment programming that we seek to produce. We will also seek to be hired by entertainment companies as a producer for hire to produce programming for third parties. We believe this will enable us to receive fees as a producer without having to finance the cost of production of programming. However, we


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can offer no assurance that we will be successful in obtaining any assignments as a producer for hire. The film/television/cable production business is highly competitive and there are many companies and individuals involved in such business who have established track records of success and much greater financial strength compared to us. Because we are significantly smaller than our competitors, we may lack the financial resources needed to produce entertainment programming compared to our competitors.

OUR OTHER CURRENT BUSINESSES ARE NOT PRESENTLY PROFITABLE

         Our current businesses in addition to Magnum Productions are an agency that provides agency services to professional football players, principally in the form of contract negotiation with National Football League teams and an Internet boxing content website, www.Houseofboxing.com that we operate through our wholly-owned subsidiary Magnum Houseofboxing.com, Inc. Each of these businesses were in operation at the time that Messrs. Gutkowski and Koppelman assumed their positions as Chief Executive Officer and Chairman of the Board, of Magnum, respectively, in June 2000. These businesses are currently not profitable.

         We are faced with significant competition in obtaining and maintaining management relationships with athletes. The sports agency market is comprised of numerous registered agents and business managers and the industry is dominated by a small number of agencies which manage more successful and marketable athletes than we do. A great many of these agencies have significantly greater financial and personnel resources and recognition in the industry than we do. Since our initial public offering in October 1996, additional large companies such as Clear Channel Communications, Inc. and Assante Communications Inc. have contributed to a consolidation of sports management and marketing agencies and these companies have far greater resources than we do. Furthermore, because our sports agency business is in its development stage, our management may have less experience in operating a sports agency company than many of our competitors and the success of the business will depend in large part on our ability to attract new clients. We cannot provide any assurance that professional athletes who are currently or who may in the future be under management or representation contracts with us will continue to engage in professional sports through the term of their contracts.

         We are currently evaluating our NFL sports agency business to determine whether it should be sold, discontinued or retained, although we cannot offer any assurance that we would be able to locate a suitable buyer in the event that we determine to sell such NFL agency business.

         With respect to our boxing content website, we have determined that it does not fit with our new management's business strategy. Our boxing content website focuses on the sport of boxing over the internet, producing high quality editorial content and audio and video content regarding top flight boxers and boxing personalities. Sports Illustrated magazine has called our boxing content website "boxing's premier website". Our boxing content website, however, faces intense competition from numerous internet sports and entertainment companies many of which are significantly larger than we are and have far greater financial resources and have relationships with or are owned by major media companies such as CBS Sportsline, ESPN and CNN/Sports Illustrated. It addition, we have been unable to generate material revenues from advertising and/or sponsorships for our boxing content website. Therefore, we are actively seeking to find a buyer for our boxing content website, although we cannot provide any assurance that we will be successful in locating a suitable buyer. If we are unsuccessful in locating a buyer for our boxing content website, we will either discontinue the operations or materially reduce its staff in order to reduce the operating expenses incurred with our boxing content website. We have already terminated five employees involved with our boxing content website in order to reduce its operating costs.



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OUR FUTURE SUCCESS IS DEPENDENT IN PART ON OUR ABILITY TO MAKE ACQUISITIONS,
INCLUDING OUR ACQUISITION OF FORD MODELS, INC.

         If we are not able to make acquisitions, our operations and liquidity would be materially adversely affected. Our new management team led by Chief Executive Officer Robert M. Gutkowski and Chairman of the Board, Charles A. Koppelman, were appointed to their positions by our Board of Directors in June 2000. They have had track records of success in building other entertainment companies before they joined our company in June 2000. Under the leadership of Messrs. Gutkowski and Koppelman, we have developed a new business strategy revolving around making carefully planned entertainment related acquisitions and the hiring of individuals who have track records of success in the entertainment business. The prospects for our success must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business plan. The risks, expenses, and difficulties we will encounter in executing an acquisition-based strategy for our growth may result in our not being able to generate significant revenues or net income if we are unsuccessful in making acquisitions.

         We are actively seeking to buy Ford Models, Inc., a company engaged in representing fashion models with offices in 12 cities located in the United States, Canada, France, Argentina and Brazil, pursuant to a letter of intent that we signed with Ford Models dated December 11, 2000. Under the letter of intent with Ford Models, we are required to pay a purchase price of $22,000,000 in cash to purchase Ford Models. We have to obtain financing in order to pay all of the purchase price to buy Ford Models and to pay the expenses relating to the acquisition. We deposited the sum of $630,000 in escrow in connection with our signing of the letter of intent with Ford Models. We have an executed commitment letter from Citibank, N.A. dated May 3, 2001 in which Citibank has agreed to loan us a total of $15,000,000 in connection with our purchase of Ford Models and to fund working capital if certain conditions are satisfied. Of this amount, $10,000,000 is a six year term loan which we will use towards the purchase of Ford Models. The interest rate on this term loan is Citibank's prime rate of interest plus 2% and the first year of the loan requires payment of interest only without any payments of the principal of the loan. The principal of the loan is to be repaid according to a schedule over years 2 through 6 of the term loan. Citibank's present prime rate of interest is 6 3/4%. The remainder of $5,000,000 will be a revolving credit loan to fund Ford Models' working capital which will replace Ford Model's existing revolving credit loan with another lender and therefore these funds will not be used for the purchase price of Ford Models. Our commitment letter with Citibank is conditioned upon, among other things, our executing a loan agreement with Citibank and our executing a purchase agreement with Ford Models. Citibank's commitment letter is also conditioned upon there being no material adverse change in Ford Models' business, financial condition or otherwise. In addition, our commitment letter with Citibank expires on July 31, 2001 and while we believe that we will be able to obtain a reasonable extension of this expiration date if necessary, we cannot offer assurances that we will be able to obtain an extension from Citibank for its loan commitment. We will need to raise an additional sum of approximately $12,000,000 in order to have sufficient funds to acquire Ford Models in addition to the $10,000,000 proposed to be provided in a loan from Citibank. We are actively attempting to raise this additional sum of $12,000,000. We also have to sign a purchase agreement with Ford Models and obtain the approval of our stockholders to acquire Ford Models. Ford Models' Chief Executive Officer, Katie Ford and the principal stockholders of Ford Models recently agreed to extend the period until August 11, 2001 during which Ford Models will not negotiate with any party(other than Magnum) regarding the purchase of Ford Models. In addition, Ford Models' Chief Executive Officer, Katie Ford and the principal stockholders of Ford Models have agreed to extend Magnum's exclusive right to buy Ford Models beyond August 11, 2001 to at least September 11, 2001, provided that Magnum has deposited in escrow the sum of $10,000,000 by August 11, 2001 to be used towards the purchase of Ford Models in addition to the funds proposed to be provided by Citibank. While our management team led by Mr. Koppelman and Mr. Gutkowski has experience in making acquisitions of entertainment companies, we cannot provide any assurances that we will be successful in raising the funds necessary to buy Ford Models, that we will be able to execute a purchase agreement with Ford Models, obtain shareholder approval and other regulatory approvals and consents or that we will be able to sign a loan agreement with Citibank.

         In addition, although we regularly evaluate potential acquisitions, to date we have not entered into any agreement with respect to any acquisitions except for the letter of intent that we signed in December 2000 with Ford Models to acquire Ford Models


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and we cannot assure you that we will make any acquisition in the future on acceptable terms or at all.

IF WE ARE UNABLE TO RAISE CAPITAL, WE WILL NOT BE ABLE TO MAKE ACQUISITIONS

         Overall, our execution of our strategy to grow our business principally through carefully planned acquisitions and the hiring of prominent entertainment executives as well as funding our present management expenses will require funding substantially in excess of our existing capital. We are presently dependent upon the proceeds of sales of our securities to fund our activities. We will need to raise substantial additional capital to fund our future operations and we may seek such additional funding through public or private financing or collaborations or other arrangements with corporate partners. We currently have no current arrangements with respect to sources of additional financing other than our commitment letter dated May 3, 2001 from Citibank issued in connection with our proposed acquisition of Ford Models. We cannot give assurance that we will be able to obtain additional financing on commercially reasonable terms or at all. If we are unsuccessful in obtaining additional financing, we will not be able to purchase Ford Models and it will be necessary for us to curtail our planned operations. See "Our Future Success Is Dependent In Part Upon Our Ability To Make Acquisitions, Including The Acquisition of Ford Models, Inc." and "We Have Always Had Operating Losses".

OUR STOCK PRICE IS VOLATILE AND STOCKHOLDERS MAY NOT BE ABLE TO RECOUP THEIR INVESTMENT

         There is a history of significant volatility in the market prices of companies like ours that are engaged in the entertainment industry. Movements in the market price of our common stock from time to time have negatively affected stockholders' ability to recoup their investment in the stock. The price of our common stock is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment. If our future revenues or profitability do not meet expectations, or if we are unable to make any future acquisitions(including completing the acquisition of Ford Models), the price of our common stock may be negatively affected. The average daily trading volume of our common stock has generally been low, which we believe has had a significant effect on the historical market price of our common stock. We effected a five for one reverse split of our common stock effective October 19, 2000. Since such date, our common stock has fluctuated between $1.875 and $0.70. Before this reverse split, our common stock fluctuated between $35 and $1.55 since October 1996, the month of our initial public offering. As a result, the market price of our common stock has been highly volatile and may not be indicative of the market price where the trading volume is substantially higher than the trading volume of our common stock.

IF OUR SECURITIES WERE DELISTED FROM THE NASDAQ SMALL CAP MARKET, IT MAY NEGATIVELY IMPACT THE LIQUIDITY OF OUR COMMON STOCK

        Our common stock is currently trading on The Nasdaq Small Cap Market. We meet the current listing criteria for The Nasdaq Small Cap Market. However, no assurance can be given as to our ongoing ability to meet The Nasdaq Small Cap Market maintenance requirements. One of the maintenance requirements is that our common stock continue to trade with a minimum bid price of at least $1.00. Our common stock has closed below the minimum bid price of $1.00 on numerous trading days during the months of June and July of 2001. We have not presently received any notification from the Nasdaq Small Cap Market that we are not in compliance with its listing requirements.

         If our common stock were to be delisted from trading on The Nasdaq Small Cap Market, trading, if any in the common stock may continue to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market. Delisting of the common stock would result in limited release of the market price of our common stock and limited news coverage, and could restrict investors' interest in the common stock as well as having a materially adverse affect on the trading market and on the prices for our common stock and our ability to issue additional securities or to secure additional financing.

        "Penny stocks" generally are equity securities with a price of less than $5.00 per share, which are not registered on certain national securities exchanges or quoted on the Nasdaq system. If our common stock is delisted from Nasdaq, we could become subject to the SEC's penny stock rules. These rules, among other things, require broker-dealers to satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser's written consent prior to any transaction. In addition, under the penny stock rules, additional disclosure in connection with trades in the common stock would be required, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. These requirements could severely limit the liquidity of the common stock.


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FUTURE DILUTION

         To the extent that any future financing involves the issuance of our equity securities or instruments convertible into equity securities, existing stockholders will be diluted, perhaps substantially, and future investors may be granted rights superior to those or existing stockholders. Our failure to raise capital on acceptable terms when needed will have a material adverse effect on us. In addition, we have in the past and in the future may enter into transactions with strategic third parties pursuant to which we will issue shares of our common stock to such third parties for non-cash consideration. Any such transactions will further dilute the interests of the existing shareholders. Also, our granting of additional stock options to employees and consultants will further dilute existing shareholders. Shareholders will experience substantial dilution in the event that we issue additional shares of our common stock, as well as if we issue shares of our preferred stock in connection with the raising of capital necessary to complete the acquisition of Ford Models. In addition, we have also agreed to issue our common stock or options to acquire common stock having a market value of $3,000,000 to certain executives of Ford Models and/or principal stockholders of Ford Models as part of their agreement to continue being employed by or render services to Ford Models after we acquire Ford Models. We have agreed with Ford Models that this stock and the options to be issued to Ford Models executives or stockholders will not be able to be sold, assigned, transferred or otherwise disposed of by the recipients for a period of one year from the date of the closing of our purchase of Ford Models. Our issuance of stock and/or options to Ford Models' executives and stockholders will substantially dilute our existing stockholders. In addition, the exercise of the warrants and the subsequent public sales of common stock by holders of these securities under this prospectus or another registration statement effected at their demand, under Rule 144 or otherwise, would result in dilution to our shareholders. Also, we have previously issued warrants to investors in several private placements of our securities in 1999 and 2000 with exercise prices ranging from $5.00 per share and higher. We have registered the common stock underlying these warrants. In the event of the exercise of any of these warrants and subsequent public sales of common stock by holders of these securities under prospectus or Rule 144 or otherwise, our shareholders would be diluted.

CONCENTRATION OF OWNERSHIP

         Our executive officers and directors currently beneficially own approximately 20.41% of our common stock on a fully diluted basis, comprised of 795,074 shares of Magnum common stock and 1,229,001 options to acquires shares of stock at exercise prices ranging from $1.07 to $11.25 per share. Consequently our executive officers and directors have substantial influence on the outcome of any matters submitted to our stockholders for approval, including the election of directors.

WE HAVE NOT PAID DIVIDENDS

         We have not paid dividends on our common stock since our company was founded in 1995. We intend to reinvest any earnings in our business to finance our future growth. Accordingly, our Board of Directors does not anticipate declaring any cash dividends in the foreseeable future. Also, our commitment letter with Citibank prohibits the payment of dividends by Ford Models.

LOSS OF KEY EMPLOYEES MAY NEGATIVELY IMPACT OUR SUCCESS

       Our success depends on our ability to identify, hire and retain skilled personnel. The entertainment industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with track records of success. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so.

       In particular, we are highly dependent upon the management services of Charles Koppelman, Chairman of the Board and Robert Gutkowski, Chief Executive Officer. Each of Messrs. Koppelman and Gutkowski have extensive experience and success as chief executive officers of entertainment companies before they became involved with Magnum. Mr. Gutkowski's experience and contacts in the sports and entertainment business and Mr. Koppelman's experience and contacts in the music and entertainment business are very valuable to the growth of Magnum. If we were to lose either of their services, our business would be negatively impacted. Although Magnum has entered into a three-year employment agreement with Mr. Gutkowski expiring June 15, 2003 and has entered into a three-year agreement with Mr. Koppelman in which he agreed to serve as Magnum's Chairman through June 15, 2003, they may leave or compete with us in the future. However, if Mr. Gutkowski voluntarily left his employment, he would be subject to a period of one year in


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which he could not compete against us. If we are unable to attract additional qualified employees or retain the services of key personnel, our business could be negatively impacted.


                            INFORMATION ABOUT MAGNUM

     Magnum, a Delaware corporation, was founded in 1995. Our principal executive offices are located at 1330 Avenue of the Americas, 39th Floor, New York, New York 10019 and our main telephone number is (212) 246-7380. Our Internet website is: http://www.mformagnum.com. Information contained on our website should not be deemed part of this prospectus.

     Our management team is led by two executives with experience in the worlds of sports, music and entertainment, Chief Executive Officer, Robert M. Gutkowski, and Chairman of the Board, Charles A. Koppelman, who were appointed to their positions effective June 15, 2000. We are seeking to create a multi-dimensional global entertainment company that will encompass content, marketing, corporate sponsorship, licensing and talent management. By leveraging our potential brands and clientele across all facets of the rapidly converging entertainment business, we are seeking to create diversified revenue streams for ourselves and our clients. As a critical step in implementing our strategy, we have signed a letter of intent in December 2000 to acquire Ford Models, a prominent modeling agency company.

         Before becoming our Chief Executive Officer, Mr. Gutkowski was formerly Chief Executive Officer of both Madison Square Garden and The Marquee Group Inc. Mr. Gutkowski has extensive executive experience in the sports and entertainment business. In 1991 he was named President of Madison Square Garden. In that position, he was responsible for the operations of the New York Knickerbockers, the New York Rangers--winners of the 1994 Stanley Cup Championship--and MSG Communications, which included the MSG Network. While President of the MSG Network, Gutkowski negotiated the landmark twelve-year $486 million deal to telecast New York Yankees baseball while growing the network into the nation's largest and most profitable regional sports network. In 1994 he founded The Marquee Group Inc., a worldwide sports and entertainment company, which became a publicly traded American Stock Exchange company in 1996. During Mr. Gutkowski's tenure at Marquee, he led an aggressive growth strategy through the acquisition by Marquee of companies, including Athletes and Artists, Sports Marketing and Television International, QBQ Entertainment, Tollin-Robbins Entertainment, Park Associates, Alphabet City Records, Cambridge Golf and ProServ. In 1999, The Marquee Group Inc. was acquired by SFX Entertainment, Inc., a New York Stock Exchange listed company, for more than $100 million.

           Charles Koppelman is a music and entertainment entrepreneur who, over a 25-year period beginning in 1965, built and acquired music properties that were sold for over $400 million in 1989. From 1989 to 1992, Koppelman was Chairman and CEO of EMI Music Publishing and SBK Records. From 1993 to 1997 Koppelman was Chairman and CEO of EMI Record Group-North America and oversaw all North American activities of EMI's many record labels and was instrumental in the careers of Frank Sinatra, Barbra Streisand, Garth Brooks, Tracy Chapman and others. He is currently Chairman and CEO of CAK Entertainment, Chairman of Medalist Entertainment, an affiliate of Alliance Entertainment, and is Executive Chairman of the Office of the Chairman of Steve Madden Ltd.

Strategy

         Our strategy for enhancing long-term shareholder value is based on four entertainment pillars: fashion, music, sports and film/television. We will seek to be involved in all these sectors, enhance client careers and produce and co-own content created by our clients. We have made progress at identifying the industry sectors as well as the companies and individuals who we want to be involved with in building our company. We intend to grow through the acquisition of companies and through the addition of key executives who have succeeded in their respective fields. We are especially interested in acquiring companies that have strong brand names that we can extend all along the sports and entertainment spectrum. We will, however, be subject to numerous risks, expenses, problems and difficulties typically encountered in the implementation of a new business plan. We can provide no assurance that we will be able to successfully implement our strategy in light of these uncertainties. In addition, although we regularly evaluate potential acquisitions, to date we have not entered into any agreement with respect to any acquisitions except a letter of intent that we signed in December 2000 with Ford Models to acquire Ford Models and we cannot assure you that we will make any acquisition in the future on acceptable terms or at all.

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         As an important first step in our acquisition strategy, we announced on
December 12, 2000, that we had signed a letter of intent with Ford Models, Inc., a well-known modeling agency to acquire 100% of the capital stock of Ford
Models. Ford Models has been instrumental in the careers of Kim Basinger, Christie Brinkley, Sharon Stone, Lauren Hutton, Elle MacPherson, Christie Turlington, Cheryl Tiegs, Rene Russo, Vendela, Ali McGraw, Veronica Webb and Stephanie Seymour over an illustrious fifty-six year history. Our letter of intent with Ford Models also provides, among other things, that our purchase price to buy Ford Models is $22,000,000 in cash. We deposited the sum of $630,000 in escrow when we signed the letter of intent with Ford Models to be used towards the purchase price of Ford Models.

         Our purchase of Ford Models is subject to a number of conditions, including, among other things, entering into a purchase agreement with Ford Models and our obtaining sufficient financing to finance our purchase of Ford Models. We have an executed commitment letter from Citibank, N.A. dated May 3, 2001 in which Citibank has agreed to loan us a total of $15,000,000 in connection with our purchase of Ford Models and to fund our working capital, if certain conditions are satisfied. Of this amount, $10,000,000 is a six year term loan which we will use towards the purchase of Ford Models. The interest rate on this term loan is Citibank's prime rate of interest plus 2% and the first year of the loan requires payment of interest only without any payments of the principal of the loan. The principal of the loan is to be repaid according to a schedule over years 2 through 6 of the term loan. Citibank's present prime rate of interest is 6 3/4%. The remainder of $5,000,000 will be a revolving credit loan to fund Ford Models' working capital which will replace Ford Model's existing revolving credit loan with another lender and therefore these funds will not be used for the purchase price of Ford Models. Our commitment letter with Citibank is conditioned upon, among other things, our executing a loan agreement with Citibank and our executing a purchase agreement with Ford Models. Citibank's commitment letter is also conditioned upon there being no material adverse change in Ford Models' business, financial condition or otherwise. In addition, our commitment letter with Citibank expires on July 31, 2001 and while we believe that we will be able to obtain a reasonable extension of this expiration date if necessary, we cannot offer assurances that we will be able to obtain an extension from Citibank for its loan commitment. We will need to raise an additional sum of approximately $12,000,000 in order to have sufficient funds to acquire Ford Models in addition to the $10,000,000 to be provided in the term loan from Citibank. We are attempting to raise this additional sum of $12,000,000. We also have to sign a purchase agreement with Ford Models and obtain the approval of our stockholders to acquire Ford Models. Ford Models' principal stockholders, including Ford Model's Chief Executive Officer, Katie Ford, recently agreed to extend the period until August 11, 2001 during which Ford Models will not negotiate with any party(other than Magnum) regarding the purchase of Ford Models. In addition, Ford Models' principal stockholders, including Ford Models' Chief Executive Officer, Katie Ford, have agreed to extend Magnum's exclusive right to buy Ford Models beyond August 11, 2001 to at least September 11, 2001, provided that Magnum has deposited in escrow the sum of $10,000,000 by August 11, 2001 to be used towards the purchase of Ford Models in addition to the funds to be provided by Citibank towards the purchase of Ford Models. While our management team led by Mr. Koppelman and Mr. Gutkowski has experience in making acquisitions of entertainment companies, we cannot provide any assurances that we will be successful in raising the additional sum of $12,000,000 or that we will be able to execute a purchase agreement with Ford Models or sign a loan agreement with Citibank.


         In the event that we are successful in acquiring Ford Models, we intend to maintain Ford Models' existing senior management staff, including Katie Ford, its Chief Executive Officer, who will continue as Chief Executive Officer of Ford Models as well as join our Board of Directors. We believe that the Ford Models brand name is very valuable and our goal is to expand the Ford Models brand name across all facets of the entertainment, fashion, music, sports and film/television industries. We believe that Ford Models will be an important part in our implementing our strategy to create a multi-dimensional talent management, marketing and content company that provides our clients with wide ranging opportunities across all facets of the entertainment business. Ford Models presently maintains offices in twelve cities around the world, including New York, Los Angeles, Miami, Toronto, Paris, Sao Paolo, Rio de Janeiro, and Buenos Aires and we believe that these offices provide us with a worldwide platform to implement our business strategy. As it exists today, Ford Models is a company that specializes in modeling but already has an active sports and music division representing on a non-exclusive basis such celebrities as Kobe Bryant, Britney Spears, Enrique Iglesias, the Dixie Chicks, Jessica Simpson, Christine Aguilera, Sisqo, and Tyrese. Under the guidance of Messrs. Gutkowski and Koppelman, we believe that we will be able to expand Ford Model's presence in the worlds of sports, music and entertainment. We anticipate assisting Ford Models in facilitating career opportunities for its models in film, television and music, as well as endorsement, sponsorship, and licensing opportunities with corporations in North America, Europe and Asia.


         Ford Model's historic model roster provides an example of our "crossover" strategy. Rene Russo, Lauren Hutton, Kim Basinger, Sharon Stone and Candice Bergen are among the prominent Ford models who went on to have successful careers in film and television, but none of them were represented by Ford Models in Hollywood because Ford Models did not have management capabilities that extended beyond modeling. Under our business direction, we believe that Ford Models will be able to service its talent across the entertainment spectrum and retain commission income and participate in the ownership of content, such as television programs developed and produced by its talent.


         We believe that the Ford Models brand can be developed into exciting television programming on a worldwide basis. Twenty years ago, Ford Models launched the "Supermodel of the World(TM)" contest, which has become one of the largest and most prestigious model searches in the world. Over the course of a year, young women from around the world vie for modeling contracts totaling $500,000 and the opportunity to become one of the world's most recognizable new faces in modeling. The contest is held in over forty countries culminating in an international finals held most recently in Puerto Rico. The event attracts top models, celebrities and recording artists and has been seen on cable television as a half-hour program. We believe that the Ford "Supermodel of the World(TM)" is a valuable property which has not been materially commercially exploited to date. The search leading up to the Ford Supermodels Finals has been developed as a multi-episode "behind-the-scenes" reality-based television program that achieved good ratings in the local Australian market. We believe that both the international finals and the Supermodels search have the potential to be successful broadcast properties that can draw significant multi-year corporate sponsorship on both a national and international level, although we cannot provide any assurances that we can obtain any multi-year corporate sponsorships on acceptable terms or at all.


         As part of our new strategic initiative, we are at the initial stage of establishing a new division, Magnum Productions. We anticipate that Magnum Productions will focus on the development, production, licensing and ultimately, distribution of high quality television programming designed for basic cable, pay cable, network, and syndicated television distribution in the international marketplace. Through Magnum Productions, we intend to ultimately utilize the talent that we manage, such as the Ford model roster (in the event we acquire Ford Models), to create and package programming assets.

         Our philosophy will be the development of programming for specific distributor needs. We intend to avoid the development of speculative programming and will seek to minimize our financial exposure on projects. While we intend to build and/or acquire a library of programming assets, which will become increasingly valuable as digital broadcast technologies continue to emerge, we will seek to minimize financial exposure. We intend to maximize our use of creative funding sources, including pre-sale agreements with domestic and foreign distributors of basic cable, pay cable, network and syndication programs, Canadian tax credit programs and co-production treaties. By pre-negotiating the sale of programming to end-user distribution companies around the world and using the Canadian system for financing, we intend to obtain financing commitments for the significant share of its programming budgets, prior to the commencement of production. The Canadian system of financing entitles the producer to tax credits provided that certain enumerated criteria are satisfied. To date, we have not entered into any programming agreements and there can be no assurance that any of these agreements will be entered into on acceptable terms or at all.

         We intend to focus on opportunities to create television series that can reach the milestone of 65 episodes, which make shows eligible for daily strip syndication. We intend to initially focus on family-oriented, sports and urban television and low-budget theatrical or direct-to-video projects. By leveraging the strengths of our other proposed divisions, we will seek to develop sports, music and fashion oriented programming. Through our proposed sponsorship division, we intend to seek corporate partners in program development. In addition, we will seek to control the ancillary revenue streams that we hope our future programming assets may generate, including music soundtracks, video games and licensing opportunities. We will also seek to earn packaging fees (i.e. commissions) by placing talent that it represents, such as Ford models (after the Ford acquisition), into programming that we hope to produce.

         We recently hired Michael Yudin as the President of Magnum Productions. Mr. Yudin has two decades of experience in the development, marketing, financing and production of successful television programming. Mr. Yudin joins us from Telescene Film Group Inc., a major independent film and television programming company headquartered in Montreal. At Telescene, Mr. Yudin was President of Telescene Entertainment for a four year period where he was instrumental in the development and production of television programming. Among the successful television series overseen by Mr. Yudin were Sir Arthur Conan Doyle's The Lost World, (22 episodes completed and syndicated in the US by New Line Television, with 22 more under production), Student Bodies (65 episodes, distributed in the US by Twentieth Century Fox Television), Big Wolf on Campus (36 episodes, with 29 additional ordered, seen in the US on Fox Family Channel) and Live Through This, the first one-hour dramatic series ever produced for MTV. Mr. Yudin's career also spans ten years as a programming executive at Paramount Television Group, Viacom Inc., Reeves Communications, Inc. and Chelsea Communications, Inc. and ten years in the marketing and media divisions of major advertising agencies.

         Mr. Yudin has experience with respect to complex production financing structures incorporating multiple licenses, co-production partners, government benefits, investor equity partners and production debt facilities. In order to reduce our financial exposure on programming expenditures, Mr. Yudin will closely monitor foreign tax and film incentive programs and review the ability to produce our production division's potential future programming through foreign co-production treaties and inter-provincial co-production treaties on a case-by-case basis. We contemplate that Mr. Yudin's initial activities on behalf of our productions division will be to attempt to procure one or more production assignments as a "producer for hire" on programming that is being produced on behalf of network or cable broadcast companies, thereby enabling us to earn up-front producer fees without having to make capital investment in such programming. We cannot provide any assurance that we will be able to successfully operate our productions division, including but not limited to being able to develop any programming of any kind or being able to locate any financial partners to bear some or all of the financial risk from any kind of programming that we seek to develop or that we will be hired as a producer for hire by any third party.

         As the modeling agency business is highly fragmented, if we are successful in acquiring Ford Models, we may seek to acquire one or more other modeling agencies that would be complementary to the Ford Models name both in the U.S. and overseas markets. We may also seek to acquire one or more companies that provide talent management services in the worlds of film, television, music and sports. We believe that this will enable us to offer our expanding talent roster a wide range of career opportunities through one company. In addition, we may seek to acquire one or more companies or hire certain individuals with expertise in the worlds of corporate sponsorship and product licensing, which we believe will enable us to link the creative and corporate communities together to create valuable commercial opportunities. Although we regularly evaluate potential acquisitions, to date we have not entered into any purchase agreement regarding any acquisition. There can be no assurance that we will be able to make any of these kinds of acquisitions or hire these individuals on acceptable terms or at all, particularly given our current lack of financial resources to effect these kinds of acquisitions.

         As part of our new strategy, we adopted a new name and logo, which were introduced in October 2000. Our new management inherited a number of businesses that had poor historical performance and uncertain economic prospects. As part of our new strategy and transformation, we terminated our boxing management business in the fourth quarter of 2000. As part of this termination, we consensually terminated our boxing management agreement with Shannon Briggs, a heavyweight boxer and two joint venture relationships with Munisteri Sports & Entertainment, Inc. and Bulldog Boxing Management LLC, respectively. For the year ended December 31, 2000, Magnum recognized revenues of approximately $17,000 attributable to our share of our boxers' purses, and from our joint venture agreements and ticket sales while in December 31, 1999, we recognized revenues of approximately $64,000 attributable to our share from these activities. Also, we discontinued the operations of our Internet subsidiary, Sportcut.com, Inc. during the third quarter of 2000. In addition, we terminated the employment agreements of our two executives who were operating our motorsports division in February 2001. As part of our termination of the employment agreements of these motorsports division executives, we will be entitled to receive certain percentages of revenues generated prospectively from clients of the motorsports division without incurring any additional expenses in the operation of the motorsports division. We cannot, however, provide any estimate of such prospective revenues. We also sold all remaining items of sports memorabilia during 2000 that remained in inventory from our memorabilia division that we had discontinued in 1999.

Existing Businesses

         Our remaining current businesses are an agency that provides agency services to professional football players, principally in the form of contract negotiation with

National Football League teams, and an Internet boxing content website, www.Houseofboxing.com that we operate through our wholly-owned subsidiary Magnum Houseofboxing.com, Inc. Each of these businesses were in operation at the time that Messrs. Gutkowski and Koppelman assumed their positions as Chief Executive Officer and Chairman of the Board, respectively, in June 2000. We presently employ two agents who are licensed as contract advisors with the NFL Players' Association to operate our football agency business. Agency fees for negotiation of professional football contracts are regulated by the NFL Collective Bargaining Agreement and typically range from 2-3% of the player's contract, payable after receipt by the player of his compensation from the NFL team(which includes the player's base salary, signing bonus and any performance bonus actually received by the player, during the length of the contract which the agent negotiated for his client with the team. That revenue stream continues for so long as the player is paid pursuant to such contract, even if the client changes agents during that span). Our football agency presently represents 40 professional football players, including, among others, Tyrone Wheatley of the Oakland Raiders, Darren Sharper, safety of the Green Bay Packers who was named to the 2000 NFL All-Pro Team, Antonio Freeman, wide receiver of the Green Bay Packers, and O.J. McDuffie, wide receiver of the Miami Dolphins.

         In addition, our football agency enjoyed the finest results in its history in connection with the April 2001 NFL draft in which two of our clients were selected in the first round: Gerard Warren, defensive lineman from the University of Florida who was the 3rd player selected in the draft by the Cleveland Browns, and Rod Gardner, wide receiver, Clemson University who was the 15th player selected in the draft by the Washington Redskins as well as four other players who were selected in later rounds of the NFL draft--Delawrence Grant, defensive end from the University of Oregon and Corey Bird, safety from Virginia Tech who were both selected in the 3rd round of the NFL draft and Quentin McCord, wide receiver from the University of Kentucky and Anthony Denman, linebacker from the University of Notre Dame who were both selected in the 7th round of the NFL draft. We are presently evaluating our NFL agency and determining whether this agency business should be continued, sold or otherwise disposed of.

         With respect to our boxing content website, we have determined that it does not fit with our new business strategy. Our boxing content website is a sports content website that focuses on the sport of boxing, producing high quality editorial content and audio and video content regarding top flight boxers and boxing personalities. In an article in August 2000, Sports Illustrated magazine wrote that our boxing content website is "boxing's premier website". Our boxing content website, however, faces intense competition from numerous Internet sports and entertainment companies, many of which are better capitalized than our boxing content website and/or have relationships or are owned by major media companies such as CBS Sportsline, ESPN and CNN/SI. It addition, it has been extremely difficult for our boxing content website to generate any material revenues from advertising and/or sponsorships. Accordingly, we are actively seeking to find a buyer for our boxing content website, although we cannot provide any assurance that we will find any buyer for our boxing content website or consummate the sale of the website business on acceptable terms or at all. If we are unable to sell our boxing content website, we will either discontinue its operations or significantly reduce our staff operating this website in order to reduce its operating expenses. We have already reduced the staff operating our boxing content website by five employees. See "Risk Factors: Our Other Current Businesses Are Not Presently Profitable".

         We recorded net revenues for the three months ended March 31, 2001 of $123,654, as compared to net revenues of $116,872 for the three months ended March 31, 2000. During the three months ended March 31, 2001 there was no purse income, ticket revenues or merchandise revenues as compared to $17,000, $3,465 and $673, respectively for the 2000 period. This was the result of our eliminating our activities in these areas. During the three months ended March 31, 2001 we generated $121,139 of contract and agency fees, as compared to $39,734 of contract agency fees reflected during the comparable 2000 period. This increase was primarily generated by one of our professional football clients, Darren Sharper executing a new professional football contract with a substantial signing bonus. This event entitled us to revenue of $105,000. In addition, during the 2001 period, our endorsement and marketing fee income was $2,515, as compared to $56,000 for the 2000 period, as a result of our reduced activities in these areas.

         Our total expenses for the three months ended March 31, 2001 decreased to $2,044,619, as compared to $2,201,432 for the 2000 period. Boxing, training and related expenses amounted to $3,490 for the three months ended March 31, 2001 compared to $111,262 for the 2000 period. The principal reason for this decrease is our elimination of boxing management. Promotion and selling, general and administrative expenses decreased to $2,041,129 for the 2001 three-month period as compared to $2,088,868 for the corresponding 2000 three-month period. These decreases were attributable to staff reductions and reduced offices expenses offset by an increase in insurance and travel and entertainment and our commencement of a productions division, including the hiring of an executive to operate this division.

 Our results of operations in the near future will depend in large part upon whether we are successful in acquiring Ford Models and in successfully operating our newly formed productions division. There is no guarantee that we can either acquire Ford Models or successfully operate our productions division. Prior to the time as Magnum achieves profitability, we will be required to rely on equity, debt or other sources of financing in addition to our revenues from our existing operations. We have sufficient funds to operate the business through the end of November 2001. We have taken several steps to reduce expenses including the shutting down of our office in Fort Lee, New Jersey effective July 1, 2001 and the termination of the two employees operating this office, and the deferral of 50% of salaries of several members of senior management of Magnum, including our Chief Executive Officer Robert Gutkowski, since May 31, 2001. In addition, we are actively seeking to sell our internet boxing content website, www.houseofboxing.com to further reduce our expenses. See "Our Other Current Businesses Are Not Currently Profitable". We have also received revenues from our sports agency business involved in representing professional football players as well as marketing income aggregating $115,000 in June 2001 and we reasonably expect to receive additional revenues from this sports agency business during the months of July through October 2001 in excess of $150,000. If we are unable to raise additional funds for our operations, we will have to curtail our operations before the end of 2001. See "Risk Factors: Our Future Success Is Dependent In Part On Our Ability To Make Acquisitions , Including Our Acquisition of Ford Models, Inc." and "Risk Factors: Our Recently Commenced Magnum Productions Has A Short Operating History."

                            -------------------------

    You should not use historical trends or factors affecting our operating results and financial condition to anticipate results or trends in future periods. See "Risk Factors" above. Also you should not consider historical financial performance as a reliable indicator of future performance.

                           --------------------------


                                 USE OF PROCEEDS

         Magnum will not receive any proceeds from the sale of any of the shares of its common stock by the selling stockholders. Of the 7,069,380 shares of common stock covered by this prospectus, 4,259,501 shares of common stock are issuable upon exercise of currently exercisable warrants to purchase shares of common stock held by the selling stockholders. To the extent that the shares being offered by this prospectus consist of warrants, prior to the issuance of such shares to the selling stockholders and the resale of such shares by the selling stockholders pursuant to this prospectus, Magnum will receive the exercise price of the warrants to the extent that such warrants require the payment of the exercise price in order to exercise the warrants. 1,060,257 of the warrants that are subject to this prospectus are cashless exercise warrants that do not require the payment of any exercise price by the selling stockholder in order to exercise these warrants. Any proceeds received from the exercise of warrants will be used for general corporate purposes, including working capital.



                              SELLING STOCKHOLDERS

Beneficial Ownership and Other Information

         The following table sets forth information with respect to the shares of common stock beneficially held by the selling stockholders. All information concerning beneficial ownership has been furnished by the selling stockholders or by American Stock Transfer & Trust Company, Magnum's transfer agent.

                                 Beneficial                                Shares Beneficially   % Owned
                                 Ownership Prior                           Owned After the       After
Name                             to Offering      Shares Being Offered*    Offering(1)           Offering(2)
----                             -----------      ---------------------    -----------           -----------
Anastasi, Rick                      17,700          17,700                          0

Argano, Frank                      330,019         283,019                     50,000

Barron, Arthur**                    85,034          84,034                      1,000

Bascetta, Richard                   88,496          88,496                          0

Bateson, Robert                     17,700          17,700                          0

Collins, Penelope A                 75,000          75,000                          0

D'Angelo, John***                  108,731          35,398                     73,333

Dessen, Stanley B                   75,000          75,000                          0

DiNardo, Emil                       35,398          35,398                          0

DiNardo, Joseph                    176,992         176,992                          0

Elias, David & Barbara              17,700          17,700                          0

Esterquest, Thomas G               117,684          88,496                     29,188

Frisman, Lawrence J                450,000         450,000                          0

Fritz, Stacy****                   300,000         300,000                          0

Gioia, Richard                      44,248          44,248                          0

Greenwood Partners, LP             600,000         600,000                          0

Gutkowski, Robert M.*****          256,916         186,916                     70,000

Gutman, Edward S                   302,500         300,000                      2,500

Gutman, Madeline                    70,755          70,755                          0

HRG Trust                           75,000          75,000                          0

Josef, Jeffrey M                    25,749          88,496                     25,749

J & S Investments & Co.             70,755          70,755                          0

Karp, Paul                         150,000         150,000                          0

Katz, Robert                       150,000         150,000                          0

LAD Equity Partners, LP            176,991         176,991                          0

Luckow, Robert W                   300,000         300,000                          0

Manfredi, Francis                   75,000          75,000                          0

Minio, John J                      300,000         300,000                          0

Rechler, Scott                     442,478         442,478                          0

Roberts, Roy                       112,167          54,054                     58,113

Sanders, Harvey                    176,992         176,992                          0

Siegal, Richard                    442,478         442,478                          0

Schuback, Clark                    141,510         141,510                          0

Silverman Partners******           600,000         600,000                          0

Sudack, Robert & Nikki              70,755          70,755                          0

The Gutman Family Foundation        75,000          75,000                          0

Woodland Partners                  323,019         283,019                     40,000

Zenna, Alphonse                    300,000         300,000                          0

Zenna, Gregory                     150,000         150,000                          0

---------------------------------

(1) Assumes that all of the shares covered by this prospectus are sold by the selling stockholders pursuant to this prospectus. The selling stockholders may choose to dispose of none or only a portion of the shares held by them pursuant to this prospectus. The shares beneficially owned after the offering also includes any options that are exercisable within sixty days.

(2) None of the selling stockholders owns 1% or more of Magnum's securities after completion of the offering under this registration statement.


*Set forth below is a chart showing the number of shares contained in the category "Shares Being Offered" in the chart set forth above that are being offered by each selling stockholder that are issuable upon the exercise of warrants with the exercise price of the warrants.

** Mr. Barron has been a director of Magnum since September 2000.

*** Mr. D'Angelo has been in-house general counsel of Magnum since April 1998 and a director of Magnum since July 1999.

**** Stacy Fritz is the daughter of Charles Koppelman, the Chairman of Magnum. Mr. Koppelman disclaims beneficial ownership of Ms. Fritz' shares.

***** Mr. Gutkowski has been Chief Executive Officer and a director of Magnum since June 2000.

****** Mr. Harvey Silverman is a principal of Silverman Partners and has been a director of Magnum since July 1996.


Name                       Shares Being Offered That Are          Exercise Price
----                       Issuable Upon Exercise of Warrants     of Warrants
                           ----------------------------------     -----------
Anastasi, Rick                          8,850                          $1.13

Argano, Frank                          94,340                          $1.06

Barron, Arthur                         42,017                          $1.19

Bascetta, Richard                      44,248                          $1.13

Bateson, Robert                         8,850                          $1.13

Collins, Penelope A                    50,000                          $0.75

D'Angelo, John                         17,699                          $1.13

Dessen, Stanley B                      50,000                          $0.75

DiNardo, Emil                          17,699                          $1.13

DiNardo, Joseph                        88,496                          $1.13

Elias, David & Barbara                  8,850                          $1.13

Esterquest, Thomas G                   44,248                          $1.13

Frisman, Lawrence J                   300,000                          $0.75

Fritz, Stacy                          200,000                          $0.75

Gioia, Richard                         22,124                          $1.13

Greenwood Partners, LP                400,000                          $0.75

Gutkowski, Robert M                    93,458                          $1.07

Gutman, Edward S                      200,000                          $0.75

Gutman, Madeline                       23,585                          $0.75

HRG Trust                              50,000                          $0.75

Josef, Jeffrey M                       44,248                          $1.13

J & S Investments & Co.                47,170                          $0.75

Karp, Paul                            100,000                          $0.75

Katz, Robert                          100,000                          $0.75

LAD Equity Partners, LP                88,496                          $0.75

Luckow, Robert W                      200,000                          $0.75

Manfredi, Francis                      50,000                          $0.75

Minio, John J                         200,000                          $0.75

Rechler, Scott                        221,239                          $1.13

Roberts, Roy                           36,036                          $0.75

Sanders, Harvey                        88,496                          $1.13

Siegal, Richard                       221,239                          $1.13

Schuback, Clark                        94,340                          $0.75

Silverman Partners                    400,000                          $0.75

Sudack, Robert & Nikki                 47,170                          $0.75

The Gutman Family Foundation           50,000                          $0.75

Woodland Partners                     188,679                          $0.75

Zenna, Alphonse                       200,000                          $0.75

Zenna, Gregory                        100,000                          $0.75

-------------------------


         Private Placement of Units Dated January 19, 2001

         Of the shares covered by this prospectus, 2,120,514 shares were acquired by sixteen selling stockholders: Rick Anastasi, Arthur Barron, Richard Bascetta, Robert Bateson, John D'Angelo, Emil DiNardo, Joseph DiNardo, David & Barbara Elias, Thomas Esterquest, Richard Gioia, Robert Gutkowski, Jeffrey M. Josef, LAD Equity Partners, LP, Scott Rechler, Harvey Sanders, and Richard Siegal pursuant to a private placement memorandum dated January 19, 2001. In the January 19, 2001 private placement, Magnum offered for sale units with each unit comprised of one share of its common stock and one warrant to acquire one share of its common stock. The exercise prices of the warrants sold in this offering range from $1.07 to $1.19 per share and each of the warrants has a five year term during which the warrant can be exercised. Magnum sold an aggregate of 1,060,257 units in the First Private Placement through March 19, 2001. Magnum agreed in the January 19, 2001 private placement to file a registration statement with the SEC under the Securities Act of 1933 to register for resale the shares of common stock comprising the units within six months from the date of the final closing of the January

19, 2001 private placement and the shares of common stock underlying the warrants comprising the units within twelve months from the date of the final closing of the January 19, 2001 private placement.

         Private Placement of Units Dated March 30, 2001

         Of the shares covered by this prospectus, 4,648,866 shares were acquired by twenty three selling stockholders: Frank Argano, Penelope A. Collins, Stanley B. Dessen, Lawrence J. Frisman, Stacy Fritz, Greenwood Partners, LP, Edward S. Gutman, Madeline Gutman, HRG Trust, J & S Investments & Co., Paul Karp, Robert Katz, Robert Luckow, Francis Manfredi, John J. Minio, Roy Roberts, Clark Schuback, Silverman Partners, Robert & Nikki Sudack, The Gutman Family Foundation, Woodland Partners, Alphonse Zenna and Gregory Zenna pursuant to a private placement memorandum dated March 30, 2001. In the March 30, 2001 private placement, Magnum offered for sale units with each unit comprised of one share of its common stock and two warrants each to acquire one share of common stock. The exercise price of the warrants sold in this offering is $0.75 and each of the warrants has a five year term during which the warrant can be exercised. Magnum sold an aggregate of 1,549,622 units in the March 30, 2001 private placement through May 31, 2001. Magnum agreed in the March 30, 2001 private placement to file a registration statement with the SEC under the Securities Act of 1933 to register for resale the shares of common stock comprising the units, including the shares issuable upon exercise of the warrants, within sixty days from the date of the final closing of the March 30, 2001 private placement and that if Magnum does not file a registration statement within this sixty day time period, Magnum will issue additional units to the subscribers in the March 30, 2001 private placement equal to two percent of the units purchased by such subscribers for each thirty day period that Magnum failed to file such registration statement.

         The shares of common stock and warrants (and shares of common stock issuable upon exercise of the warrants) issued to each of the selling stockholders are restricted securities within the meaning of the Securities Act of 1933 and cannot be offered for sale without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of agreements entered into in connection with the private placements, Magnum filed the registration statement of which this prospectus is a part and will use its best efforts to keep the registration statement effective until all of the shares issued or issuable to the selling stockholders upon exercise of the warrants held by them are disposed of by them.

                              PLAN OF DISTRIBUTION

         The selling stockholders have not employed an underwriter for the sale of shares by the selling stockholders. The selling stockholders may offer shares directly or through pledgees, donees, transferees or other successors in interest at various times:

     o on The Nasdaq SmallCap Market or in any other securities market on which Magnum's common stock is then listed or traded,

     o in negotiated transactions,


     o in a combination of any of the above transactions, or

     o through any other available market transaction.

The selling stockholders may offer shares at (1) fixed prices, which may be changed, (2) prices prevailing at the time of sale, (3) prices related to such prevailing market prices, or (4) at negotiated prices. Sales on or through The Nasdaq Small Cap Market will be effected at such prices as may be obtainable and as may be satisfactory to the selling stockholders. No sales or distributions other than as disclosed in this prospectus will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms of the sale or distribution. The shares held by the selling stockholders may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the selling stockholders' shares may be sold include:

     o a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;


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

     o purchases by a broker or dealer as principal and resale by that broker or dealer for its account under this prospectus;

     o exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq SmallCap Market;

     o ordinary brokerage transactions in which the broker solicits purchasers; and

     o privately negotiated transactions.

In addition, any shares of common stock that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than under this prospectus.

         Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale. Commission expenses and brokerage fees will be paid by the selling stockholders.

         The selling stockholders and any underwriters, dealers or agents that participate in the distribution of its shares of Magnum's common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of those shares by them or any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Magnum has agreed to indemnify the selling stockholders, their officers, directors, shareholders, employees, agents, counsel, and each person who controls each selling stockholder, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act of 1933 or any federal or state securities law or regulation. The selling stockholders have also agreed to indemnify Magnum and its officers, directors, shareholders, partners, employees, agents, counsel, and each person who controls Magnum, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation, to the extent any of the violations occur in connection with written information furnished by a selling stockholder in connection with this prospectus or the registration statement of which it is a part. However, the total amount payable in indemnity by any selling stockholder shall not exceed net proceeds received by the selling stockholder in the registered offering out of which the violation arises. The parties have also agreed to make contribution in respect of any claims or damages for which indemnification is unavailable.

         Expenses of this offering related to this registration statement, estimated at $35,000, will be borne in full by Magnum. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Magnum pursuant to the foregoing provisions, Magnum has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                  LEGAL MATTERS

         Rosenman & Colin LLP, 575 Madison Avenue, New York, New York 10022 will pass upon the validity of the shares offered by this prospectus for Magnum.


                                     EXPERTS

         The consolidated financial statements of Magnum Sports & Entertainment, Inc. and subsidiaries as of December 31, 2000 and 1999 and for each of the years in the two year period ended December 31, 2000 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of Friedman Alpren & Green LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

         The report of Friedman Alpren & Green dated March 9, 2001, contains an explanatory paragraph that states that Magnum has incurred recurring losses from operations, and has a working capital and stockholders' deficiency that raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes discussions of future expectations and contains projections of results of operations or financial condition or other "forward-looking" information. Those statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." Given the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

                       WHERE YOU CAN FIND MORE INFORMATION

         Magnum is required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Magnum's SEC filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.

           Magnum has filed with the SEC a registration statement on Form S-3 under the Securities Act covering the resale of the common stock. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to Magnum and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

         Magnum has also filed the following documents with the SEC under the Securities Exchange Act of 1934 and they are incorporated into this document by reference:

         (1) Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 filed on March 28, 2001;

         (2) Our Quarterly Report on Form 10-QSB for the period ended March 31, 2001 filed on May 14, 2001; and

         (3) The information regarding Magnum's common stock contained in the Registration Statement on Form 8-A, filed on October 18, 1996.

         Any document Magnum files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date it is filed.

         Magnum will provide to each person to whom this prospectus is delivered and who makes a written or oral request, free of charge, a copy of any document referred to above which has been incorporated into this prospectus by reference, except exhibits to the document. Requests for these documents should be sent to the Chief Financial Officer, Magnum Sports & Entertainment, Inc., 1330 Avenue of the Americas, 39th Floor, New York, New York 10019. Telephone requests for copies should be made to the Chief Financial Officer at
(212) 246-7380.

         You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

         This prospectus is not an offer to sell these securities and this prospectus is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.


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